UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, December 4th, 2018

Gal Note N° 180/18

Messrs.

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

MERCADO DE VALORES DE BUENOS AIRES

Argentine Stock Exchange

Technical and marketable securities Management

Sarmiento 299

Ref:     Operation with related entities

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (the “Company”) in accordance with the regulations in force to inform that the Company’s Board of Director in its meeting held today decided to approve by unanimous vote and with the abstention of Messrs. Torres and Mariani, the contribution of funds to Fidus Sociedad de Garantía Recíproca (SGR) for the amount of twenty five million pesos ($25.000.000.-), in its capacity of protecting partner and to the extent provided by Law 24.467. Thus, the Company expects to strengthen the relationship with its suppliers by facilitating an improvement in the financing conditions.

 Pursuant to sections 72 and 73 of Securities Market Law 26.831, the Company’s Audit Committee, within the legal term provided, issued a favorable opinion regarding the performance of said operation, in the sense its terms may be reasonably considered appropriate for standard and usual market conditions. Said conclusion is available to shareholders at the corporate headquarters.

As a result of the impossibility of publishing the material fact through the Financial Information Highway of the National Securities Exchange Commission (CNV) due to impediments unrelated to this Issuing Company, we hereby request that you publish this information in the mentioned highway.

Yours faithfully,

Carlos Ariosa

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: December 7, 2018